Exhibit 5
DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At September 30	At December 31
	2009	2008

ASSETS
Current
Cash and equivalents	$11,300	$3,206
Trade and other receivables	13,393	12,894
Note receivables	7	181
Inventories, net (Note 3)	76,363	44,733
Prepaid expenses and other	1,148	1,275
Investments (Note 4)	9,571	—

	111,782	62,289

Inventories — ore in stockpiles (Note 3)	2,098	5,016
Investments (Note 4)	15,167	10,691
Property, plant and equipment, net (Note 5)	683,383	717,433
Restricted cash and equivalents (Note 6)	22,133	21,286
Intangibles (Note 7)	4,937	4,978
Goodwill (Note 8)	71,944	63,240

	$911,444	$884,933

LIABILITIES
Current
Accounts payable and accrued liabilities	$9,865	$23,787
Current portion of long-term liabilities:
Post-employment benefits (Note 9)	374	329
Reclamation and remediation obligations (Note 10)	996	875
Debt obligations (Note 11)	60	464
Other long-term liabilities (Note 12)	617	2,179

	11,912	27,634

Deferred revenue	3,187	2,913
Provision for post-employment benefits (Note 9)	3,392	3,028
Reclamation and remediation obligations (Note 10)	20,053	18,471
Debt obligations (Note 11)	206	99,290
Other long-term liabilities (Note 12)	1,341	1,191
Future income tax liability (Note 22)	106,446	124,054

	146,537	276,581

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	849,507	666,278
Share purchase warrants (Note 14)	11,728	11,728
Contributed surplus (Note 15)	33,295	30,537
Deficit	(206,367)	(95,482)
Accumulated other comprehensive income (Note 17)	76,744	(4,709)

	(129,623)	(100,191)

	764,907	608,352

	$911,444	$884,933

Issued and outstanding common shares (Note 13)	339,720,415	197,295,415

Commitments and contingencies (Note 23)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008

REVENUES	$12,748	$36,483	$48,118	$86,377

EXPENSES
Operating expenses	11,067	34,445	53,201	72,130
Sales royalties and capital taxes	359	662	1,047	2,470
Mineral property exploration	2,988	7,623	7,567	17,861
General and administrative	2,945	3,729	10,798	11,405
Stock option expense (Note 16)	1,053	652	2,758	1,884
Mineral property impairment (Note 5)	100,000	—	100,000	—

	118,412	47,111	175,371	105,750

Loss from operations	(105,664)	(10,628)	(127,253)	(19,373)
Other income (expense), net (Note 18)	(14,953)	8,451	(16,512)	(65)

Loss before taxes	(120,617)	(2,177)	(143,765)	(19,438)

Income tax recovery (expense) (Note 22):
Current	74	752	1,690	2,342
Future	29,200	1,757	31,190	(6,790)

Net income (loss) for the period	$(91,343)	$332	$(110,885)	$(23,886)

Deficit, beginning of period	(115,024)	(39,052)	(95,482)	(14,834)

Deficit, end of period	$(206,367)	$(38,720)	$(206,367)	$(38,720)

Net income (loss) for the period	$(91,343)	$332	$(110,885)	$(23,886)
Change in foreign currency translation (Note 17)	47,551	(24,181)	65,909	(40,733)
Change in unrealized gain (loss) on investments (Note 17)	5,610	(42,783)	15,544	(23,383)

Comprehensive loss	$(38,182)	$(66,632)	$(29,432)	$(88,002)

Net income (loss) per share:
Basic	$(0.27)	$0.00	$(0.41)	$(0.13)
Diluted	$(0.27)	$0.00	$(0.41)	$(0.13)

Weighted-average number of shares outstanding (in thousands):
Basic	339,720	190,013	268,655	189,880
Diluted	339,720	191,309	268,655	189,880

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
CASH PROVIDED BY (USED IN):	2009	2008	2009	2008

OPERATING ACTIVITIES
Income (loss) for the period	$(91,343)	$332	$(110,885)	$(23,886)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	4,451	23,833	21,701	34,317
Mineral property impairment	100,000	—	100,000	—
Stock-based compensation	1,053	652	2,758	1,884
Gains on asset disposals	(835)	—	(707)	(181)
Fair value change on restricted investments	(116)	(138)	580	(175)
Recoveries and other non-cash	(2,762)	—	(2,579)	—
Change in future income taxes	(29,200)	(1,757)	(31,190)	6,790
Foreign exchange	15,616	(12,998)	14,993	(232)

Net change in non-cash working capital items
Trade and other receivables	50	5,626	550	18,120
Inventories	(10,842)	(26,852)	(29,096)	(42,112)
Prepaid expenses and other assets	(630)	183	149	(1,134)
Accounts payable and accrued liabilities	(620)	94	(13,909)	(2,548)
Post-employment benefits	(88)	(78)	(211)	(284)
Reclamation and remediation obligations	(163)	(138)	(485)	(504)
Deferred revenue	—	134	274	508

Net cash used in operating activities	(15,429)	(11,107)	(48,057)	(9,437)

INVESTING ACTIVITIES
Decrease in notes receivable	380	93	193	206
Purchase of long-term investments	(711)	—	(711)	(13,413)
Proceeds from sale of long-term investments	72	—	3,294	1,320
Expenditures on property, plant and equipment	(9,058)	(17,094)	(32,248)	(82,058)
Proceeds from sale of property, plant and equipment	807	—	1,513	4
Increase in restricted investments	(41)	(2,309)	(1,090)	(2,691)

Net cash used in investing activities	(8,551)	(19,310)	(29,049)	(96,632)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(159)	35,195	(100,411)	101,259
Issuance of common shares for:
New share issues	138	—	185,053	—
Exercise of stock options and warrants	—	215	—	1,527

Net cash provided by (used in) financing activities	(21)	35,410	84,642	102,786

Increase (decrease) in cash and equivalents	(24,001)	4,993	7,536	(3,283)
Foreign exchange effect on cash and equivalents	1,861	3,498	558	(518)
Cash and equivalents, beginning of period	33,440	7,388	3,206	19,680

Cash and equivalents, end of period	$11,300	$15,879	$11,300	$15,879

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS
Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product found in some of the Company’s mines is produced in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.
Through its subsidiary Denison Mines Inc. (“DMI”), the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.
Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008.
All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year.
These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008, except for the changes noted under the “New Accounting Standards Adopted” section below.

Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at September 30, 2009:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%
New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. There was no impact to the Company’s financial statements from adopting this standard.

b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties in the period.

d)
The CICA amended Section 3855 “Financial Instruments” to clarify that, upon reclassification of a financial instrument out of the trading category, an assessment must be completed to determine whether an embedded derivative is required to be bifurcated. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring after July 1, 2009. Adoption of this standard did not have any material effect on the financial statements.

e)
In August 2009, the CICA issued further amendments to Section 3855. The amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and the Company does not have the intent to sell the security immediately or in the near term. As a result, debt securities classified as loans will be assessed for impairment using the incurred credit loss model of Section 3025 to reduce the carrying value of a loan to its estimated realizable amount. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value when the impairment is considered to be other than temporary. However, the impairment loss can be reversed if the fair value substantially increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. Adoption of this standard did not have any material effect on the financial statements.

Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.
3.	INVENTORIES
Inventories consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Uranium concentrates and work-in-progress	$42,755	$12,378
Vanadium related concentrates and work-in-progress (1)	3,670	4,445
Inventory of ore in stockpiles	26,551	26,841
Mine and mill supplies	5,485	6,085

	$78,461	$49,749

Inventories-net, by duration:
Current	$76,363	$44,733
Long-term — ore in stockpiles	2,098	5,016

	$78,461	$49,749

(1)	The Vanadium related concentrates and work-in-progress inventory is presented net of a valuation allowance of $6,921,000 as at September 30, 2009 and $9,500,000 as at December 31, 2008.
Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.
Operating expenses are predominantly cost of sales and include write downs (recoveries) of ($2,579,000) and $Nil relating to the net realizable value of the Company’s vanadium related inventories for the nine months ended September 30, 2009 and 2008 respectively.
4.	INVESTMENTS
Investments consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Investments
Available for sale securities at fair value	$24,738	$10,691

	$24,738	$10,691

Investments, by duration:
Current	9,571	—
Non-current	15,167	10,691

	$24,738	$10,691

Sales
During the nine months ended September 2009, the Company sold equity interests in two public companies for cash consideration of $3,294,000. The resulting gain has been included in “other income, net” in the statement of operations (see Note 18).
Purchases
During the nine months ended September 2009, the Company acquired equity interests in two public companies for cash consideration of $711,000.

5.	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of:

	At September 30	At December 31
(in thousands)	2009	2008

Cost, net of write-downs
Plant and equipment
Mill and mining related	$178,578	$169,971
Environmental services and other	2,892	2,439
Mineral properties	570,890	590,758

	752,360	763,168

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	23,985	16,938
Environmental services and other	1,533	1,146
Mineral properties	43,459	27,651

	68,977	45,735

Property, plant and equipment, net	$683,383	$717,433

Net book value
Plant and equipment
Mill and mining related	$154,593	$153,033
Environmental services and other	1,359	1,293
Mineral properties	527,431	563,107

	$683,383	$717,433

Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.
Canada
In October 2004, the Company entered into an option agreement to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at September 30, 2009, the Company has incurred a total of CDN$4,939,000 towards this option and has earned a 13.0% ownership interest in the project under the phase-in ownership provisions of the agreement.
In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at September 30, 2009, the Company has incurred a total of CDN$3,775,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.
Zambia
In the third quarter of 2009, the Company tested the Mutanga project mineral property for impairment as a result of additional information becoming available concerning estimated mining recoveries within the latest mine plan, increases in project cost estimates and also a decline in the long term uranium price outlook. The carrying value of the project failed the stage one impairment test based on the revised outlook. As a result, the Company undertook a stage two impairment test and assessed the fair value of the Mutanga project by estimating the value of the project’s resource potential based on recently published market value comparables for companies operating in a similar geographical area. The Company assessed the comparability of the market value data by looking at the nature of the mineral properties held by the other companies including the size, stage of exploration and development, forecast cost structure, estimated grade and political stability of the country in which the projects are located to determine an appropriate fair value.
The Company recorded a pre-tax impairment charge of $100,000,000 representing the excess of carrying value of the mineral property over the fair value derived during the stage two impairment test. The impairment charge has been recorded in the Africa mining segment (see note 19). The Company also recorded a $30,000,000 future tax recovery as a result of the impairment charge (see note 22).

6.	RESTRICTED CASH AND EQUIVALENTS
The Company has certain restricted cash and equivalents deposited to collateralize its reclamation and certain other obligations. Restricted cash and equivalents consist of:

	At September 30	At December 31
(in thousands)	2009	2008

U.S. mill and mine reclamation	$19,636	$19,745
Elliot Lake reclamation trust fund	2,497	1,541

	$22,133	$21,286

U.S. Mill and Mine Reclamation
The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the nine months ended September 30, 2009, the Company has not deposited any additional monies into its collateral account.
Elliot Lake Reclamation Trust Fund
Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional $1,109,000 into the Elliot Lake Reclamation Trust Fund and withdrew $493,000 during the nine months ended September 30, 2009.
7.	INTANGIBLES
Intangibles consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Intangibles, by component:
UPC management contract	$4,562	$4,557
Urizon technology licenses	375	421

	$4,937	$4,978

A continuity summary of intangibles is presented below:

Nine Months
Ended
September 30,
(in thousands)	2009

Intangibles, beginning of period	$4,978
Amortization	(629)
Foreign exchange	588

Intangibles, end of period	$4,937

8.	GOODWILL
Goodwill consists of:

	At September 30	At December 31
(in thousands)	2009	2008

Goodwill, allocation by business unit:
Canada mining segment	$71,944	$63,240

A continuity summary of goodwill is presented below:

Nine Months
Ended
September 30,
(in thousands)	2009

Goodwill, beginning of period	$63,240
Foreign exchange	8,704

Goodwill, end of period	$71,944

Goodwill is not amortized and is tested annually for impairment.
9.	POST-EMPLOYMENT BENEFITS
Post-employment benefits consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Post-employment liability, by component:
Accrued benefit obligation	$3,554	$3,157
Unamortized experience gain	212	200

	$3,766	$3,357

Post-employment liability, by duration:
Current	374	329
Non-current	3,392	3,028

	$3,766	$3,357

A continuity summary of post-employment benefits is presented below:

Nine Months
Ended
September 30,
(in thousands)	2009

Post-employment liability, beginning of period	$3,357
Benefits paid	(211)
Interest cost	177
Amortization of experience gain	(15)
Foreign exchange	458

Post-employment liability, end of period	$3,766

10.	RECLAMATION AND REMEDIATION OBLIGATIONS
Reclamation and remediation obligations consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Reclamation obligations, by location:
U.S Mill and Mines	$12,076	$11,436
Elliot Lake	7,560	6,734
McClean and Midwest Joint Ventures	1,413	1,176

	$21,049	$19,346

Reclamation obligations, by duration:
Current	996	875
Non-current	20,053	18,471

	$21,049	$19,346

A continuity summary of reclamation and remediation obligations is presented below:

Nine Months
Ended
September 30,
(in thousands)	2009

Reclamation obligations, beginning of period	$19,346
Accretion	1,099
Expenditures incurred	(485)
Foreign exchange	1,089

Reclamation obligations, end of period	$21,049

11.	DEBT OBLIGATIONS
Debt obligations consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Revolving line of credit	$—	$99,998
Deferred debt issue costs	—	(769)
Notes payable and other financing	266	525

	$266	$99,754

Debt obligations, by duration:
Current	60	464
Non-current	206	99,290

	$266	$99,754

Revolving Line of Credit
In July 2008, the Company put in place a $125,000,000 revolving term credit facility with the Bank of Nova Scotia. Indebtedness under the revolving credit facility at September 30, 2009 was $nil. At September 30, 2009 the Company was in breach of an interest coverage covenant of the revolving credit facility agreement (“the agreement”). Subsequent to the third quarter, the Company completed the renegotiation of the agreement, reducing the amount of the facility to $60,000,000 and amended the financial covenants. The revised agreement now contains two financial covenants, one based on maintaining a certain level of tangible net worth and the other requiring the Company to reduce the borrowings under the facility to $35,000,000 for a period of time each quarter before drawing further amounts.
The facility is repayable in full on June 30, 2011. As at September 30, approximately $7,532,000 of the facility is used as collateral for certain letters of credit. Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees. The weighted average interest rate paid by the Company during the first nine months of 2009 was 2.70%.

The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.
12.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Unamortized fair value of sales contracts	$921	$2,429
Unamortized fair value of toll milling contracts	934	821
Other	103	129

	$1,958	$3,370

Other long-term liabilities, by duration:
Current	617	2,179
Non-current	1,341	1,191

	$1,958	$3,370

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.
13.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Dollar
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2008	197,295,415	$666,278

Issued for cash:
New issue gross proceeds	142,425,000	193,646
New issue gross issue costs	—	(8,593)
Renunciation of flow-through share liability	—	(1,824)

	142,425,000	183,229

Balance at September 30, 2009	339,720,415	$849,507

New Issues
In June 2009, the Company completed an equity financing of 73,000,000 common shares at a price of CDN$1.30 per share for gross proceeds of $82,522,000 (CDN$94,900,000). Of the 73,000,000 shares issued, 58,000,000 were issued to a subsidiary of Korea Electric Power Corporation (“KEPCO”) and 15,000,000 shares were issued to entities affiliated with Lukas Lundin, a director of the Company.
In June 2009, the Company completed a bought deal financing of 40,000,000 common shares at a price of CDN$2.05 per share for gross proceeds of $71,144,000 (CDN$82,000,000).
In June 2009, the Company completed a private placement of 675,000 flow-through common shares at a price of CDN$2.18 per share for gross proceeds of $1,297,000 (CDN$1,471,500). The income tax benefits of this issue have not yet been renounced to the subscriber. The shares were issued to a director of the Company.

In January 2009, the Company issued 28,750,000 common shares at a price of CDN$1.65 per share for gross proceeds of $38,683,000 (CDN$47,437,500).
Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.
As at September 30, 2009, the Company estimates that it has spent CDN$5,983,000 of its CDN$8,002,500 December 2008 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2009.
As at September 30, 2009, the Company estimates that it has spent CDN$258,000 of its CDN$1,471,400 June 2009 flow-through share issue obligation.
14.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

	Number of	Fair Value
	Common Shares	Dollar
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2008 and September 30, 2009	9,564,915	$11,728

Share purchase warrants, by series:
November 2004 series (1)	3,156,915	$5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)
The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009.

(2)
The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011.

15.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

Nine Months
Ended
September 30,
(in thousands)	2009

Balance, beginning of period	$30,537
Stock-based compensation expense (note 16)	2,758

Balance, end of period	$33,295

16.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at September 30, 2009, an aggregate of 15,141,376 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	5,536,384	$7.11
Granted	5,491,500	2.08
Exercised	—	—
Expired	(1,146,934)	7.55

Stock options outstanding, end of period	9,880,950	$4.26

Stock options exercisable, end of period	4,658,415	$6.39

A summary of the Company’s stock options outstanding at September 30, 2009 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN $)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.37 to $4.99	4.63	6,652,175	$2.07
$5.00 to $9.99	5.18	1,278,599	5.66
$10.00 to $15.30	0.31	1,950,176	10.83

Stock options outstanding, end of period	3.85	9,880,950	$4.26

Options outstanding at September 30, 2009 expire between December 2009 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Nine Months
Ended
September 30, 2009

Risk-free interest rate	1.78% – 2.40%
Expected stock price volatility	83.4% – 89.6%
Expected life	3.5 years
Expected forfeitures	—
Expected dividend yield	—
Fair value per share under options granted	CDN$0.89 – CDN$1.36
Stock-based compensation would be allocated as follows in the statement of operations:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2009	2008	2009	2008

Operating expenses	$182	$121	$451	$309
Mineral property exploration	51	59	94	173
General and administrative	820	472	2,213	1,402

	$1,053	$652	$2,758	$1,884

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At September 30, 2009, the Company had an additional $4,787,000 in stock-based compensation expense to be recognized periodically to February 2012.

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A continuity summary of accumulated other comprehensive income (loss) (“AOCI”) is as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2009	2008	2009	2008

AOCI-Balance, beginning of period	$23,583	$113,804	$(4,709)	$110,956

Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$13,433	$76,304	$(4,925)	$92,856
Change in foreign currency	47,551	(24,181)	65,909	(40,733)

Balance, end of period	60,984	52,123	60,984	52,123

Unrealized gains (losses) on investments
Balance, beginning of period	10,150	37,500	216	18,100
Net unrealized gains (losses), net of tax (1)	5,610	(42,783)	15,544	(23,383)

Balance, end of period	15,760	(5,283)	15,760	(5,283)

AOCI-Balance, end of period	$76,744	$46,840	$76,744	$46,840

(1)
Unrealized gains (losses) on investments classified available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During the three months and nine months ending September 2009, approximately $36,000 and $172,000 of gains from investment disposals were recognized and reclassified to the income statement, respectively. During the three months and nine months ending September 2008, approximately $nil and $195,000 of gains from investment disposals were recognized and reclassified to the income statement, respectively. During the nine months ending September 2009 and 2008, no other than temporary losses were recognized.

18.	OTHER INCOME (EXPENSE), NET
The elements of other income (expense), net in the statement of operations is as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2009	2008	2009	2008

Interest income, net of fees	$195	$312	$564	$921
Interest expense	(1)	(902)	(1,435)	(1,422)
Gains (losses) on:
Foreign exchange	(15,616)	9,197	(14,993)	232
Land, plant and equipment	799	—	535	125
Investment disposals	36	—	172	195
Fair value change on restricted cash and equivalents	116	138	(580)	175
Other	(482)	(294)	(775)	(291)

Other income (expense), net	$(14,953)	$8,451	$(16,512)	$(65)

19.	SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments — the mining segment and the services and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The services and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the nine months ended September 30, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	16,541	21,450	—	—	10,127	48,118

Expenses
Operating expenses	18,132	26,952	—	—	8,117	53,201
Sales royalties and capital taxes	1,052	—	—	—	(5)	1,047
Mineral property exploration	5,429	141	64	1,933	—	7,567
General and administrative	—	—	—	—	10,798	10,798
Stock option expense	—	—	—	—	2,758	2,758
Mineral property impairment	—	—	100,000	—	—	100,000

	24,613	27,093	100,064	1,933	21,668	175,371

Loss from operations	(8,072)	(5,643)	(100,064)	(1,933)	(11,541)	(127,253)

Revenues — supplemental:
Uranium concentrates	16,541	18,548	—	—	—	35,089
Vanadium related concentrates	—	2,864	—	—	—	2,864
Environmental services	—	—	—	—	8,241	8,241
Management fees and commissions	—	—	—	—	1,886	1,886
Alternate feed processing and other	—	38	—	—	—	38

	16,541	21,450	—	—	10,127	48,118

Long-lived assets:
Property, plant and equipment
Plant and equipment	91,426	62,320	585	262	1,359	155,952
Mineral properties	319,545	74,174	125,805	7,907	—	527,431
Intangibles	—	375	—	—	4,562	4,937
Goodwill	71,944	—	—	—	—	71,944

	482,915	136,869	126,390	8,169	5,921	760,264

For the three months ended September 30, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	5,655	2,695	—	—	4,398	12,748

Expenses
Operating expenses	5,894	1,330	—	—	3,843	11,067
Sales royalties and capital taxes	359	—	—	—	—	359
Mineral property exploration	1,997	132	56	803	—	2,988
General and administrative	—	—	—	—	2,945	2,945
Stock option expense	—	—	—	—	1,053	1,053
Mineral property impairment	—	—	100,000	—	—	100,000

	8,250	1,462	100,056	803	7,841	118,412

Income (loss) from operations	(2,595)	1,233	(100,056)	(803)	(3,443)	(105,664)

Revenues — supplemental:
Uranium concentrates	5,655	1,838	—	—	—	7,493
Vanadium related concentrates	—	846	—	—	—	846
Environmental services	—	—	—	—	4,054	4,054
Management fees and commissions	—	—	—	—	344	344
Alternate feed processing and other	—	11	—	—	—	11

	5,655	2,695	—	—	4,398	12,748

For the nine months ended September 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	42,486	37,351	—	—	6,540	86,377

Expenses
Operating expenses	33,708	33,953	—	—	4,469	72,130
Sales royalties and capital taxes	2,369	—	—	—	101	2,470
Mineral property exploration	11,329	228	2,465	3,839	—	17,861
General and administrative	—	—	—	—	11,405	11,405
Stock option expense	—	—	—	—	1,884	1,884

	47,406	34,181	2,465	3,839	17,859	105,750

Income (loss) from operations	(4,920)	3,170	(2,465)	(3,839)	(11,319)	(19,373)

Revenues — supplemental:
Uranium concentrates	42,486	37,290	—	—	—	79,776
Environmental services	—	—	—	—	3,929	3,929
Management fees and commissions	—	—	—	—	2,611	2,611
Alternate feed processing and other	—	61	—	—	—	61

	42,486	37,351	—	—	6,540	86,377

Long-lived assets:
Property, plant and equipment
Plant and equipment	87,119	77,408	523	338	1,498	166,886
Mineral properties	333,794	30,426	218,659	6,119	—	588,998
Intangibles	—	438	—	—	5,424	5,862
Goodwill	113,951	—	—	—	—	113,951

	534,864	108,272	219,182	6,457	6,922	875,697

For the three months ended September 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	10,135	24,489	—	—	1,859	36,483

Expenses
Operating expenses	9,471	23,466	—	—	1,508	34,445
Sales royalties and capital taxes	647	—	—	—	15	662
Mineral property exploration	2,855	172	2,465	2,131	—	7,623
General and administrative	—	—	—	—	3,729	3,729
Stock option expense	—	—	—	—	652	652

	12,973	23,638	2,465	2,131	5,904	47,111

Income (loss) from operations	(2,838)	851	(2,465)	(2,131)	(4,045)	(10,628)

Revenues — supplemental:
Uranium concentrates	10,135	24,465	—	—	—	34,600
Environmental services	—	—	—	—	1,434	1,434
Management fees and commissions	—	—	—	—	425	425
Alternate feed processing and other	—	24	—	—	—	24

	10,135	24,489	—	—	1,859	36,483

Major Customers
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the nine months ended September 30, 2009, 2 customers accounted for approximately 73% of total revenues. For the comparative nine month period ending September 30, 2008, 3 customers accounted for approximately 73% of total revenues.

20.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
In August 2008, the Company sold 50,000 pounds of uranium to UPC for total consideration of $3,225,000.
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2009	2008	2009	2008

Revenue:
Uranium concentrate sales	$—	$3,225	$—	$3,225
Management fees	344	377	1,144	1,378
Commission fees	—	48	742	1,233

	$344	$3,650	$1,886	$5,836

At September 30, 2009, accounts receivable includes $117,000 due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison (see note 13) representing approximately 17% of the issued and outstanding capital at June 2009. One representative from KEPCO has been appointed to Denison’s board of directors.
21.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS
Capital Management
The Company’s capital includes debt and shareholders’ equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at September 30, 2009, the Company is not subject to externally imposed capital requirements (other than the financial covenants relating to the revolving credit facility) and there has been no change with respect to the overall capital risk management strategy.

The total capital is calculated as follows:

	At September 30	At December 31
(in thousands)	2009	2008

Debt obligations — current and long-term	$266	$99,754
Less: Cash and equivalents	(11,300)	(3,206)

Adjusted net debt	(11,034)	96,548

Shareholders’ Equity	764,907	608,352

Adjusted net debt to Shareholders’ Equity ratio	(1.4)%	15.9%

Funds raised from equity financing during the period were used to reduce the Company’s debt obligations.
Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a) Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet it obligations. The Company’s credit risk is related to trade receivables in the ordinary course of business, cash and cash equivalents and investments. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Cash and cash equivalents are in place with major financial institutions and the Canadian and US government. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior period.
(b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company endeavors to have sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a three year term revolving credit facility in the amount of US$60,000,000 to meet its cash flow needs (see note 11).
The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$9,865	$—
Debt obligations (Note 11)	60	206

	$9,925	$206

(c) Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: non United States dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.

The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at September 30, 2009 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$(15,811)	$33,378
10% decrease in value	$15,811	$(33,378)
Zambian kwacha
10% increase in value	$(2,856)	$(2,856)
10% decrease in value	$2,856	$2,856

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the nine months ended September 2009 on its outstanding borrowings was 2.70%.
An increase in interest rates of 100 basis points (1 percent) would have increased the amount of interest expense recorded in the nine month period ended September 2009 by approximately $456,000.
(e) Price Risk
The Company is exposed to price risk on the commodities which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at September 30, 2009:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Commodity price risk
10% increase in uranium prices (2)	$2,167	$2,167
10% decrease in uranium prices (2)	$(2,167)	$(2,167)

10% increase in vanadium-related prices	$222	$222
10% decrease in vanadium-related prices	$(222)	$(222)

Equity price risk
10% increase in equity prices	$—	$2,474
10% decrease in equity prices	$—	$(2,474)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income of the nine month period ending September 2009 respectively.

(2)
The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis is prepared using the nine month average year-to-date September 2009 actual realized price and adjusting the uranium and vanadium related pricing formulas for a 10% increase or decrease in spot and long-term prices as applicable.

(f) Fair Value Estimation
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current bid price.
The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.
The fair values of the Company’s restricted cash and equivalents in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.
The fair value of the Company’s debt obligations at September 30, 2009 is approximately $266,000.
22.	INCOME TAXES
For the nine months ended September 30, 2009, the Company has recognized current tax recoveries of $1,690,000 and future tax recoveries of $31,190,000. The current tax recovery relates primarily to the anticipated recovery of taxes paid in prior tax years of $1,882,000. The future tax recovery relates primarily to the recognition of previously unrecognized Canadian tax assets of $1,865,000 and the future tax recovery associated with the Mutanga project impairment of $30,000,000 (see note 5).
23.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against certain specified future liabilities it may incur related to the assets or liabilities assumed by Calfrac on March 8, 2004.